Filed by Unity Software Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: ironSource Ltd.

Commission File No.: 001-40539

On July 13, 2022, Unity Software Inc. (the “Company”) made the following blog post by Marc Whitten, the Company’s Senior Vice President and General Manager, Unity Create Solutions and Ingrid Lestiyo, the Company’s Senior Vice President and General Manager, Unity Operate Solutions, available in connection with the merger with ironSource Ltd. (“ironSource”) on the Company’s website https://blog.unity.com/news/welcome-ironsource:

Unity announced today that it has entered into an agreement to merge with ironSource, harnessing the company’s tools, platform, technology, and talent to form an end-to-end platform that enables creators to more easily create, publish, run, monetize, and grow live games and RT3D content seamlessly.

We continue to believe that the world is a better place with more creators in it. Over the past year, we’ve been making sure we have the right tools and focus that are delivering the most value to our user community, particularly as the industry evolves. Today, games don’t launch—they live. Players want connection—they want to play with each other, and be social. And we see that these trends are extending beyond gaming.

As a result, we have focused on fine-tuning our platform of tools, solutions, and services that deliver and accelerate value to creators—regardless of what engine they choose to build on. From the general availability of Unity Gaming Services to our recent acquisitions of Parsec, SyncSketch, Wētā Digital, and Ziva Dynamics, to the work we continue to deliver in the core Unity tools and in Operate, we are focused on delivering outsized value for creators.

Our vision is to provide creators with a powerful, flexible engine that they can realize their visions through—quickly and beautifully—while introducing the tools that help them learn and better understand their audiences, helping them to more quickly iterate and improve to build a robust and scalable business from. As we move closer to this vision today, we couldn’t be more excited about bringing ironSource into the Unity family.

If you don’t know ironSource, they bring a proven record of helping creators focus on what creators do best – bringing great apps and user experiences to life – while enabling business expansion in the app economy. ironSource’s suite of tools and solutions provides the majority of the world’s top games and many of the leading non-gaming apps with the monetization, marketing, analytics, and discovery capabilities they need to build and run scalable app-based businesses. The combination of both companies will accelerate Unity’s growth as a software company powering the creator economy end-to-end. For our community, it will drive tighter integration between Operate and Create solutions and deliver the best potential combination of value to creators, publishers, and advertisers—in games and beyond.

TURBOCHARGING OPERATE SOLUTIONS VALUE TO CREATORS

We believe that ironSource’s enhancements for Unity’s Operate Solutions will instantaneously yield immediate benefit to creators. Operate’s mission is to enable the success of our creators to deliver the best player experiences and build robust businesses. An important tool for this is Unity Ads—our monetization solution for mobile games that enables game developers to monetize their entire player base. Advertising has long been and we believe will continue to be the economic engine for mobile games, driving players into their games and driving revenue at scale. Although advertising is facing some temporary challenges right now due to macroeconomic factors, this is a business that has proven itself resilient despite the many ups and downs of economic cycles and regulatory changes. By joining forces with ironSource, the right opportunity presented itself for Unity to go bold and further our mission to be the economic engine/driver for our creators’ success so creators can continue their craft of making games. It also reinforces our strong conviction in the long-term strength and growth of the in-game advertising business. Unity and ironSource’s complementary data and product capabilities will give creators access to better funding for user acquisition (UA) and monetization to successfully scale their games and accelerate their economic performance.

ironSource will also help creators expand cross-channel discovery, UA, and monetization channels for creators through Aura, and yield new creative and analytics capabilities through Luna. Moreover, the combined reach of Unity & ironSource’s 3B+ monthly active users (MAUs) provides scale and data benefits that will deliver better performance for customers, including improved return on ad spend (ROAS) for ad buyers and monetization for publishers.

REDEFINING THE GAME ENGINE - THIS IS MORE THAN ADS

With ironSource, Unity will take the linear process of making games and RT3D content and experiences and make it an interconnected and interactive one—creating the opportunity to innovate and improve at every step of the cycle.

What if that process was no longer “first create; then monetize?” What if creators had an engine for live games that by default enabled them to gain early indicators of success for their games through user acquisition of their prototype, and gave them a feedback loop to improve their games based on real player interactions as early in the process as possible? Unity and ironSource’s combined offerings will uniquely position the combined company as the only game creation and growth platform for creators.

This tighter integration between Unity’s Create and Operate means a more powerful flywheel and data feedback loop that further supports creators’ success and understanding of what’s working between gameplay, design and their monetization efforts. With the addition of SuperSonic, ironSource’s publishing solution, the combined company will also break down the barriers to publishing directly through the engine.

Unity provides the engine that takes ideas from inception to being viable businesses. This is an engine that negates the need for developers and the industry at large to reinvent the wheel each time a game is created. The gears of this include the tools to create, publish, run, monetize, and grow. It is this integration with ironSource, and the resulting interactivity and interoperability across the game lifecycle, that makes Unity + ironSource unique. It is our combined knowledge and passion for game developers that keeps us innovating to meet their needs today and in the future.

We succeed only if creators succeed and with ironSource joining the Unity family, we will make it easier for them to do so in one centralized, integrated platform.

Join the discussion on the Unity Forums.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. These statements are based on current expectations, estimates and projections about the industry and markets in which Unity Software Inc. (“Unity”) and ironSource Ltd. (“ironSource”) operate and management’s beliefs and assumptions as to the timing and outcome of future events, including the transactions described in this communication. While Unity’s and ironSource’s management believe the assumptions underlying the forward-looking statements are reasonable, such information is necessarily subject to uncertainties and may involve certain risks, many of which are difficult to predict and are beyond management’s control. These risks and uncertainties include, but are not limited to the expected timing and likelihood of completion of the proposed transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that may be instituted against the parties and others following announcement of the merger agreement; the inability to consummate the transaction due to the failure to obtain the requisite stockholder approvals or the failure to satisfy other conditions to completion of the transaction; risks that the proposed transaction disrupts current plans and operations of Unity and ironSource; the ability to recognize the anticipated benefits of the transaction, including anticipated synergies; the amount of the costs, fees, expenses and charges related to the transaction; Unity’s expected stock buyback occurring as planned or at all; and the other risks and important factors contained and identified in Unity’s and ironSource’s filings with the Securities and Exchange Committee (“SEC”), such as Unity’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and ironSource’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 and subsequent Current Reports on Form 6-K, any of which could cause actual results to differ materially from the forward-looking statements in this communication.

There can be no assurance that the proposed transaction will in fact be consummated. We caution investors not to unduly rely on any forward-looking statements. The forward-looking statements speak only as of the date of this press release. Neither Unity nor ironSource is under any duty to update any of these forward-looking statements after the date of this communication, nor to conform prior statements to actual results or revised expectations, and neither Unity nor ironSource intends to do so.

Important Information for Investors and Stockholders

In connection with the proposed transaction, Unity expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Unity and ironSource that also constitutes a prospectus of Unity, which joint proxy statement/prospectus will be mailed or otherwise disseminated to Unity’s and ironSource’s respective securityholders, as applicable, when it becomes available. Unity and ironSource also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and securityholders may obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Unity and ironSource with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by the companies will be available free of charge on their respective websites at www.unity.com and www.is.com.

Participants in Solicitation

Unity, ironSource and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Unity is set forth in its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on April 20, 2022. Information about the directors and executive officers of ironSource is set forth in its Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the SEC on March 30, 2022. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The following email by John Riccitiello, the Company’s Chief Executive Officer and Executive Chairman of the Company’s Board of Directors, was sent to all Company employees on July 13, 2022 in connection with the Company’s merger with ironSource:

From: John

To: All Employees all@unity3d.com

Send date: July 13, 3:06am PDT

Subject line: Joining forces with ironSource

All,

I am excited to share that we have just announced our intent to join forces with ironSource. ironSource is a leading business platform that empowers mobile content creators to turn their apps into scalable, successful businesses. Their platform provides the majority of the world’s top mobile games and many of the leading non-gaming apps with industry-leading monetization, marketing, analytics, and discovery capabilities.

Our vision remains to create a powerful engine that allows creators to realize their ideas without compromise while providing them with a healthy ecosystem of tools and services that help drive their financial success. Joining forces with ironSource gets us closer to executing on our vision as it will accelerate an end-to-end platform that will transform and streamline how live games and RT3D content are made and marketed.

In the near term, we will provide creators with deeply embedded analytics early in the creation process so they can gather data and insights to learn and deliver the best player experiences. Additionally, by coupling ironSource’s mediation platform with the combined strength of our powerful ad networks and tools, we will deliver increased user reach and data scale, and provide improved monetization opportunities to publishers and return on ad spend to advertisers.

ironSource could not be a better cultural fit. In the image of their eight co-founders (Tomer Bar-Zeev, brothers Itay, Roi and Eyal Milrad, Tamir Carmi, Arnon Harish, Netanel Shadmi, and Omer Kaplan), their talented team is passionate, creative, convicted, and share our commitment to creators’ success.

We expect that this deal will close in Q4 of this year. Until then, everything will remain business as usual. I look forward to us learning more about each other over the coming months and planning to work together as one team in the coming year.

I’ll share more about this deal at our upcoming Town Hall later today. In the meantime, please check out our blog post from Ingrid and Marc, and the internal FAQ on the Intranet (for internal use only, please don’t share externally) to learn more about how combining with ironSource will help us make a difference for creators and developers. And if you still have questions, head to the new #ask-ironSource Slack channel.

John

Because we are a publicly traded company we are required to make certain legal disclosures about an announcement like this. You are encouraged to read those disclaimers, available here.

Slack message

To: #announcements-unity-all

When: July 13, 3:11am PDT

All,

I wanted to make sure you saw my email announcing our joining forces with ironSource, which is copied below.

I am excited to share that we have just announced our intent to join forces with ironSource. ironSource is a leading business platform that empowers mobile content creators to turn their apps into scalable, successful businesses. Their platform provides the majority of the world’s top mobile games and many of the leading non-gaming apps with industry-leading monetization, marketing, analytics, and discovery capabilities.

Our vision remains to create a powerful engine that allows creators to realize their ideas without compromise while providing them with a healthy ecosystem of tools and services that help drive their financial success. Joining forces with ironSource gets us closer to executing on our vision as it will accelerate an end-to-end platform that will transform and streamline how live games and RT3D content are made and marketed.

In the near term, we will provide creators with deeply embedded analytics early in the creation process so they can gather data and insights to learn and deliver the best player experiences. Additionally, by coupling ironSource’s mediation platform with the combined strength of our powerful ad networks and tools, we will deliver increased user reach and data scale, and provide improved monetization opportunities to publishers and return on ad spend to advertisers.

ironSource could not be a better cultural fit. In the image of their eight co-founders (Tomer Bar-Zeev, brothers Itay, Roi and Eyal Milrad, Tamir Carmi, Arnon Harish, Netanel Shadmi, and Omer Kaplan), their talented team is passionate, creative, convicted, and share our commitment to creators’ success.

We expect that this deal will close in Q4 of this year. Until then, everything will remain business as usual. I look forward to us learning more about each other over the coming months and planning to work together as one team in the coming year.

I’ll share more about this deal at our upcoming Town Hall later today. In the meantime, please check out our blog post from Ingrid and Marc, and the internal FAQ on the Intranet (for internal use only, please don’t share externally) to learn more about how combining with ironSource will help us make a difference for creators and developers. And if you still have questions, head to the new #ask-ironSource Slack channel.

John

Because we are a publicly traded company we are required to make certain legal disclosures about an announcement like this. You are encouraged to read those disclaimers, available here.

The following email by Marc Whitten, the Company’s Senior Vice President and General Manager, Unity Create Solutions, was sent to all Company Create employees on July 13, 2022 in connection with the Company’s merger with ironSource:

To: ucs_org@unity3d.com; ucs_org_business partners@unity3d.com

Title: Joining forces with ironSource

Team,

What a big day for Unity! I’m excited by how ironSource’s team and capabilities will help us deliver even more ways to make creators successful.

Joining forces with ironSource, along with continuing to drive our partnership with Operate, will allow us to create a true end-to-end platform – from the first moment a creator opens a new project in Unity through adding, engaging, and monetizing with their users over the life of the project.

Here are two key things this fully integrated platform will mean for creators:

•

Every game is a “live game,” meaning creators will have access to engagement, analytics, multiplayer, excellent devops, and many other services, so that they can scale their success right from the start.

•

Creation will no longer be a linear process, but a deeply connected and interactive one; Where it once was “first create, then monetize,” now creators will be able to embed a plan and indicators for success as early in the process as possible.

ironSource even starts giving feedback to creators long before a game is launched. With Supersonic, for example, they’ve made it easy and transparent for creators to try out prototypes for hyper casual games and get immediate clear real-world feedback before choosing how to complete their game.

I’ve had a chance to meet the Supersonic team. They are passionate, creative, and convicted – in other words, a great match for Unity. It will be great to work and learn together.

Please make sure to attend our Unity Town Hall later today. In the meantime, if you have general questions, here is the internal FAQ (for internal use only, please don’t share externally). And if your question isn’t answered there, head to the new #ask-ironSource Slack channel.

marcw

Because we are a publicly traded company we are required to make certain legal disclosures about an announcement like this. You are encouraged to read those disclaimers, available here.

The following email by Ingrid Lestiyo, the Company’s Senior Vice President and General Manager, Unity Operate Solutions, was sent to all Company Operate employees on July 13, 2022 in connection with the Company’s merger with ironSource:

Title: Joining forces with ironSource

To: operate-all@unity3d.com

Team,

This is incredible news for Unity and for the Operate team. Please join me at 7am PDT today for a special town hall where we will discuss more about what this means for our team. Ahead of that (and for those who can’t attend), I wanted to share a few thoughts about why this is such an important announcement for Operate.

Unity believes in and is investing in Operate’s mission

Operate’s mission is to enable the success of our creators to deliver the best player experiences and build robust businesses. Less than 3% of players pay in games. Advertising has been and we expect will continue to be the economic engine for mobile games, driving players into their games and driving revenue at scale. Although we are facing some temporary challenges right now due to macroeconomic factors, this business has withstood the ups and downs of many economic cycles and regulatory changes. Joining forces with ironSource allows Unity to go bold and further our mission to be the economic engine/driver for our creators’ success, allowing them to focus on their craft of making games. It also reinforces our strong conviction in the long-term strength and growth of the in-game advertising business.

We’re playing to win together – for our customers, and for Unity

Our ambition has always been to be a leader in Games Monetization – first in mobile, then cross platform. ironSource accelerates our path to achieving this goal in the following ways:

•

The deal brings together Unity Ads and the rest of Unity Gaming Services (UGS) offerings with ironSource’s best-in-class mediation and publishing platform, giving developers a seamless and interoperable way to grow and monetize their businesses and make informed decisions to run a profitable business.

•

The combined reach of Unity and ironSource brings scale and depth in data to deliver better performance for our customers, including improved return on ad spend (ROAS) for ad buyers and monetization for publishers.

•

Great games often go unnoticed – especially with our beloved Indies. We think we can change that with the tools that ironSource brings in this unique deal that create more synergies between our own Create and Operate offerings. Not only do we expect creators to see turbocharged results in monetization, with the addition of ironSource’s Supersonic, creators of all sizes will be able to more easily publish their mobile games – eventually right through the Unity editor – and instantly tie into game management with full visibility and transparency of in-game metrics that enable them to better manage and grow their published games. In helping creators to build robust businesses, we see this addition as one that will help them to quickly gather feedback and fine-tune their games – decimating the time it takes to grow, scale, and hopefully see a profit.

•

With our combined resources, we will have unparalleled expertise and management depth in this space. This enables us to go faster together to expand into new areas of monetization beyond in-game mobile ads.

Unity + ironSource future: Redefining the definition of a game engine

What if there’s no longer “first create; then monetize”? What if creators have an engine for live games that by default provides early success indicators through user acquisition of their prototype and a feedback loop based on real player interaction as early in the process as possible, allowing them to continuously tune and improve? Through Unity and ironSource combine offerings, we are positioned to be a leading game creation and growth platform that can make this a reality for creators.

A game at its core is one part art and one part science, and it is this latter part that we as Unity serve. We are the enablers of the developers and artists that make great games and experiences come to life. We are humbled by their trust to engage and make us part of their craft.

We provide the engine that takes ideas from inception to being viable businesses. This is an engine that negates the need for developers and the industry at large from having to reinvent the wheel each time a game is created. The gears of that engine include the tools to create, run, manage, publish, engage and monetize. It is the integration and interoperability across the lifecycle of the game that makes Unity unique. It is our knowledge and passion for the game developer that keeps us innovating to meet their needs today and in the future.

ironSource team

I also want to touch on the incredible team at ironSource. We’ve known many of them for several years, having worked closely together in the industry. Most recently, I’ve had the privilege to meet some of them and spend more time with them in the deal process. I’ve learned that they are passionate, creative, and driven – in other words, a perfect match for Unity. They share our great affinity for creators and can work collaboratively. With our mutual passion for the industry, and their excitement about today’s news, we will be a force together in helping our customers succeed while we drive industry transformation, together.

What this means for everyone in Operate

Many of you are likely asking “what does this mean for me?” You are on a winning team and it is business as usual. We will continue to operate as a standalone business until the deal closes, which we estimate to be sometime in the 4th quarter. After that, we’ll use the following 12-18 months to integrate, collaborate, and learn how best to work together across our similar offerings, and more importantly where our real synergies exist. I think this will create incredible opportunities for all of us to learn, grow, and add even more value, as we maximize the opportunity for our customers.

In addition to our upcoming Operate town hall, please make sure to attend our Unity Town Hall today at 8am PDT. In the meantime, if you have general questions, here is the internal FAQ (for internal use only, please don’t share externally). And if your question isn’t answered there, ask it on the new #ask-ironSource Slack channel. Please know this is just the beginning of this journey together and we will have many more opportunities to discuss in the coming weeks and months.

Ingrid

Cautionary Statement Regarding Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. These statements are based on current expectations, estimates and projections about the industry and markets in which Unity Software Inc. (“Unity”) and ironSource Ltd. (“ironSource”) operate and management’s beliefs and assumptions as to the timing and outcome of future events, including the transactions described in this communication. While Unity’s and ironSource’s management believe the assumptions underlying the forward-looking statements are reasonable, such information is necessarily subject to uncertainties and may involve certain risks, many of which are difficult to predict and are beyond management’s control. These risks and uncertainties include, but are not limited to the expected timing and likelihood of completion of the proposed transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that may be instituted against the parties and others following announcement of the merger agreement; the inability to consummate the transaction due to the failure to obtain the requisite stockholder approvals or the failure to satisfy other conditions to completion of the transaction; risks that the proposed transaction disrupts current plans and operations of Unity and ironSource; the ability to recognize the anticipated benefits of the transaction, including anticipated synergies; the amount of the costs, fees, expenses and charges related to the transaction; Unity’s expected stock buyback occurring as planned or at all; and the other risks and important factors contained and identified in Unity’s and ironSource’s filings with the Securities and Exchange Committee (“SEC”), such as Unity’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and ironSource’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 and subsequent Current Reports on Form 6-K, any of which could cause actual results to differ materially from the forward-looking statements in this communication.

There can be no assurance that the proposed transaction will in fact be consummated. We caution investors not to unduly rely on any forward-looking statements. The forward-looking statements speak only as of the date of this press release. Neither Unity nor ironSource is under any duty to update any of these forward-looking statements after the date of this communication, nor to conform prior statements to actual results or revised expectations, and neither Unity nor ironSource intends to do so.

Important Information for Investors and Stockholders

In connection with the proposed transaction, Unity expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Unity and ironSource that also constitutes a prospectus of Unity, which joint proxy statement/prospectus will be mailed or otherwise disseminated to Unity’s and ironSource’s respective securityholders, as applicable, when it becomes available. Unity and ironSource also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and securityholders may obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Unity and ironSource with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by the companies will be available free of charge on their respective websites at www.unity.com and www.is.com.

Participants in Solicitation

Unity, ironSource and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Unity is set forth in its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on April 20, 2022. Information about the directors and executive officers of ironSource is set forth in its Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the SEC on March 30, 2022. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The following social media posts by the Company on July 13, 2022 were made available in connection with the Company’s merger with ironSource:

Twitter: We’re thrilled to announce that we have entered into an agreement to merge with ironSource to accelerate a unique end-to-end platform that powers creators’ success! Learn more on our blog.

Linkedin: We’re thrilled to announce that we have entered into an agreement to merge with ironSource to accelerate a unique end-to-end platform that powers creators’ success as they create, publish, run, monetize, and grow live games and RT3D content seamlessly. Read more about it on our blog.

Facebook: We’re thrilled to announce that we have entered into an agreement to merge with ironSource to accelerate a unique end-to-end platform that powers creators’ success as they create, publish, run, monetize, and grow live games and RT3D content seamlessly. Read more about it on our blog.

Discord — Official Unity Discord: We are excited to announce that we have entered into an agreement to merge with ironSource, harnessing the ironSource’s tools, platform, technology, and talent to form an end-to-end platform that enables creators to more easily create, publish, run, monetize, and grow live games and RT3D content seamlessly. Learn more about what this means and how it will benefit creators worldwide on our blog. https://on.unity.com/3yt9IRO

Discord — Unity Developer Community: New unity blog post ! Welcome, ironSource! https://blog.unity.com/news/welcome-ironsource

Unity Forums — Announcements: Unity announces intent to join forces with ironSource

Unity Forums — Unity Ads & User Acquisition: Unity Announces Intent to Join Forces with ironSource

Unity Forums — Unity Distribution Portal (UDP): Unity Announces Intent to Join Forces with ironSource

Unity Forums — IAP: Unity Announces Intent to Join Forces with ironSource

Unity Forums — Unity Mediation (Beta): Unity Announces Intent to Join Forces with ironSource

The following communications are being filed in connection with the Company’s merger with ironSource:

Internal FAQs

GENERAL DEAL QUESTIONS

What’s happening?

We have announced that we have entered into a definitive agreement to merge with ironSource with a no-shop clause.

ironSource is a leading business platform that allows creators to prosper in the app economy by turning their apps into profitable businesses. Their capabilities complement and complete Unity’s end-to-end platform, allowing creators to more easily create, run, publish, grow, and monetize live games and RT3D content in other verticals in one centralized place:

•

ironSource’s network integrates with Operate Solutions by bringing greater scale and data through an expanded cross-channel discovery, user acquisition, monetization channels, and new creative and analytics capabilities.

•	The addition of SuperSonic to Create’s existing offering brings best-in-class games publishing to creators.

•	ironSource’s leading ad mediation platform better fuses our Create and Operate businesses, further supporting creators’s success.

When will the deal close?

We expect the deal to close in the 4th quarter of 2022.

How will it be financed? How does this align with our cost-saving efforts?

This is a proposed all-stock transaction that is expected to close during Unity’s 4th quarter of 2022 and is subject to customary closing conditions, and regulatory and shareholder approval. The Unity Board approved up to $2.5 billion in share buyback over the next 24 months, and SilverLake and Sequoia, the two largest Unity shareholders, are investing another $1B in Unity, demonstrating their belief in the value creation potential.

Why is it happening? Why now?

Over the past year, we’ve been focused on fine-tuning our platform of tools, solutions, and services that deliver the most value for creators – regardless of what engine they choose to build on. This deal leapfrogs the time to build and accelerates our platform, bringing highly synergistic capabilities and scale that will benefit creators, publishers, and advertisers.

Couldn’t Unity have built what it’s getting from the combination with ironSource?

Unity has strong R&D capabilities, but creating products at scale that developers trust involves risk, capital, and significant time. ironSource provides multiple complementary products that pull forward, by several years, products and initiatives that are on our roadmap today. Bringing these new features and technologies to our customers sooner aligns with our North Star of working on the behalf of creators. Joining forces with ironSource helps us get there faster and accelerates how we bring additional value to creators and power their success.

So Unity is merging with an ad tech company?

This is a truly unique deal for Unity. Typically, we have acquired companies that are relevant to one side of our business. While great synergies already exist between Create and Operate, the ironSource deal brings something unique to both sides of these businesses and further helps to integrate them with more value for our customers. As you can see by the proposed ownership split outlined in the intent to merge press release, this is not a merger of equals. However, we plan to fully integrate ironSource into Unity should the deal close.

Are we shifting away from our core business to become an ad tech company?

No. Unity is about lowering the barriers for creators to make games / RT3D content and experiences by providing easy access to the tools that allow them to succeed in their growth journey—from creation to monetization. This deal allows us to enable more creators to monetize their games/content so they can successfully run a robust business while they create more games/content.

How does this affect our current customers and partners?

The combined company will deliver more value to our customers and partners. ironSource complements our end-to-end platform, allowing creators to more easily create, run, publish, grow, and monetize live games and RT3D content, turbocharging Unity’ Create/Operate flywheel of growth to better support creators’ success.

ironSource brings a leading ad mediation platform; expanded cross-channel discovery, user acquisition, and monetization channels; and new creative and analytics capabilities which greatly complement Unity’s core creation tools, cloud, devops, professional services, game services, and creator destinations. The combined reach of Unity & ironSource’s 3B+ MAUs provides added scale and data benefits, delivering better performance for customers, including improved ROAS for ad buyers and monetization for publishers.

Am I allowed to buy ironSource stock?

Given the high amount of interaction between Unity and ironSource during this period, there is a high likelihood of inference that our employees may have material nonpublic information about ironSource. Therefore we strongly encourage all employees not to purchase ironSource stock. All trades must always be in compliance with our Insider Trading Policy. As always, you should only trade in compliance with our insider trading policy which prohibits trading if you have material nonpublic information about a company (not just Unity).

Are there any data security concerns that arose during the due diligence process?

In every deal we consider, legal due diligence is part of the deal process. We have done diligence on ironSource’s compliance program, and Unity has a solid compliance reputation. This is one potential synergy that we will work on together after close to ensure users, and their data, are protected.

PEOPLE-RELATED QUESTIONS

I thought we were reducing costs and trying to save money. Were layoffs part of the way we found the cash for this deal?

Our decision to combine with ironSource is unrelated to our recent reduction in force. As a company, we evaluate M&A opportunities on a regular basis as we assess the performance of our business to make sure we are focusing on the right initiatives that drive the most value for our customers, our investors, and our shareholders.

What’s the rationale behind laying people off one week and planning to integrate another 1,400+ team members two weeks later?

The two decisions, while not connected to each other, are the result of a regular process through which we assess our resources against business priorities and performance to make sure we focus on the right key areas that will help us deliver on our vision and our mission.

This process, while painful when it leads to difficult decisions that impact programs and people, allows us to identify where we need to double down and invest more to get closer to our goals. This is also why we’ve been working with people who were impacted by the layoffs on redistributing as many as we can into roles that more directly support these goals.

Does the ironSource team have duplicate technology and skill sets to Unity? Will integrating the team lead to more layoffs?

While we have announced the intent to merge, we don’t expect to close until late Q4. For now, it is business as usual and we have no plans to make any changes to our offerings. Over the coming months and after close, we will learn more about ironSource’s products and teams and we will work together on an integration plan that will align us to provide the best offering for our users.

Is there more M&A activity coming?

As a company, we evaluate M&A opportunities on a regular basis as we assess the performance of our business to make sure we are focusing on the right initiatives that help us position Unity for long-term growth.

Will Unity now have an office in ironSource’s hometown? Will Unity be looking to actively expand in ironSource’s region from this office?

We will retain a strong presence in Israel with Tel Aviv being a strategic hub with R&D and business functions and will explore expansion opportunities when and if relevant.

How does this affect my equity awards or holdings?

Nothing changes to the terms of your RSUs in light of the announcement.

While a deal like this, where we issue stock is a dilutive event (e.g., there will be more Unity shares outstanding), the share buyback program (where we buy back shares so that there are less shares outstanding) is expected to counteract the dilution. Again, this deal has no impact on the vesting or other terms of your RSUs/Options. More about RSUs here.

COMMUNICATIONS QUESTIONS

Are there restrictions on what I can and cannot say about the ironSource deal?

Yes. Because we are still in the middle of the closing process, there are very strict limitations on any publicity or other communications related to the deal.

There are legal rules in place so that this deal is done as part of an SEC process that is tightly controlled and fair to investors. Under these rules, communications that might otherwise seem routine could be viewed as promoting Unity outside of that approved process, and so such communications are strictly limited or prohibited.

Also, please always remember not to discuss externally (including on social media) any confidential, financial, sensitive, or proprietary information about Unity or our customers.

If you receive any questions or a request for comment from any media entity, immediately reach out to Ryan Wallace (ryan.wallace@unity3d.com).

Do these restrictions only apply to U.S. employees?

No. These are global communications restrictions and apply to all Unity employees, both inside and outside the U.S.

Can I post anything on my social media accounts about the ironSource deal, and can I retweet, like, etc.?

No, you cannot. You cannot tweet, retweet, like, share, or otherwise communicate in writing or on recorded media about ironSource details or other Unity confidential information, and under no circumstances should you link to or forward the deal terms or press release, even though it is publicly available. Any failure to adhere to this may jeopardize the timing of the close.

Can I talk to my friends and family about the ironSource deal?

We ask that, to the extent possible, you avoid verbally discussing the proposed deal, and that you do not put any such communications in writing. We know this is a milestone for Unity and a source of excitement and pride for all of us. While it’s ok to be excited about this deal, you should not be encouraging others to invest, or sharing non-public information with anyone. In general, please say that you can’t comment on it. If someone asks, it is okay to confirm that an intent to merge has been made public.

If a former Unity employee reaches out to me about the ironSource deal, what should I say?

If they have specific questions about their Unity stock, please have them reach out to stockadmin@unity3d.com. If they have other questions about the deal, you should tell them you are not able to comment.

Who at Unity is authorized to talk about the ironSource deal?

Any and all public statements regarding the ironSource deal must be authorized and given only by John Riccitiello, Luis Visoso, Anthony Blackburn, Richard Davis, and/or Pascale Marchand. These members of our leadership team are the only individuals authorized to speak on behalf of Unity regarding the ironSource Deal. Any other communications relating to the ironSource deal may violate securities laws. Any failure to adhere to this may jeopardize the deal and increase Unity’s liability.

My customers have questions about the ironSource deal. Can I answer them?

You are only permitted to tell customers the following: “I can’t comment on Unity’s deal with ironSource other than to say customers should experience no change in our day-to-day business at this time.” For the customer-facing teams, there are clear talking points to adhere to when reaching out to our customers. If you have questions, please reach out to Steve Webb (steve.webb@unity3d.com).

If the media reaches out to customers/partners, what should they say?

If customers or partners are contacted by members of the media, please ask them to contact Ryan Wallace (ryan.wallace@unity3d.com).

With all of these confidentiality rules and regulations, what can we talk about? What is considered business as usual communication?

While there are strict rules around any communications related to the ironSource deal and other confidential Unity information, you can and should continue ordinary course business communications in serving our creator community and helping them successfully create and operate real-time 3D experiences. This includes communications regarding publicly available products and services, release plans (but only if previously announced by Unity), details on publicly available features and functionality of Unity products and services, etc. If you have a question about a communication stream, please reach out to Anthony Blackburn (anthonybl@unity3d.com) and Pascale Marchand (pascale.marchand@unity3d.com). Ordinary course of business communications do NOT include any confidential, financial, sensitive or proprietary information (also known as ‘material non-public information’) about Unity or our customers, including the following, which you should not talk about externally:

•	company valuation,

•	financial performance or growth rates,

•	business or financial projections,

•	market share or competitive position,

•	future company business plans, and

•	other confidential information including unannounced information regarding operations, potential acquisitions, personnel decisions, and legal matters.

Please err on the side of caution. If you are unsure and have a question about what you can talk about, please reach out comms@unity3d.com before taking action.

CUSTOMER SUCCESS QUESTIONS

As a salesperson / customer success person, how does my job change? Will my manager change?

Right now, nothing changes. ironSource will handle ironSource’s business independently of Unity handling Unity’s business. Until the deal closes, it is business as usual. In that time, and after close, we can continue to learn more about each other and our complementary products.

What are the plans to retain key customer contacts, including sales, customer support, and services? Are there short-term or long-term plans to consolidate these functions or replace these functions?

Right now, it is business as usual. Until the deal closes, ironSource and Unity will continue to handle their business – including support, sales, contracts, services, etc. – independently of one another. For now, there are no plans to make changes to our platform or offerings. We have reached out to our key customers and partners to inform them of this plan and reassure them that nothing changes and we are here for them while this situation evolves. We have also created talking points that will be shared with the Ads Sales and Customer Success teams to ensure they can have the same conversation with their key partners.

UNITY MEDIATION TEAM-SPECIFIC FAQ

Given that ironSource has a mature mediation product in the market, what will happen to Unity Mediation?

While we have announced the intent to merge, the deal will not close until late Q4. An intent to merge is not the same thing as saying that today changes are happening – this means we are moving forward with all our current plans. This includes bringing Unity Mediation to our customers in August. To meet their needs and expectations, we have a big milestone to work toward and it is full steam ahead.

This also means we owe it to ourselves, and our customers/users, to continue to work diligently to show them the results of what we’ve been building with them in mind. With regards to ironSource’s mediation offering, we will use this time both before AND after close to learn more about each others’ products, teams, and how we can look forward to working together and giving customers the best possible mediation tools in the market. At this point there are no plans to make changes to our platform or offerings.

Between now and deal close, what do we do about our Mediation?

Unity very much needs its mediation solution in the market, and there are no guarantees about the deal closing. Therefore we will continue full-steam ahead to bring our mediation solution for both our customers and our benefit.

What will we do once the deal closes?

We don’t want to speculate as there is not only a lot of time between now and the projected close. While there are no more details to share until we learn more about their products and teams, we are excited about how we will come together to provide the best options for our users. In addition, there are no current plans to make changes to our platform or offerings. Rather than speculate, we will continue to focus on bringing Unity Mediation to our customers focus in August, and start to learn as much as we can about how we can possibly collaborate together in the future. As always (both before and after close), our primary goal is to continue executing a plan to do right by our customers, strengthen the Unity Ads network, and deliver our mediation solution to the market.

If the deal closes will we continue with two mediation products? What will this mean for my role?

Unity’s investment in ironSource is an indicator of just how important the overall ads business is not just for Unity, but the industry overall. In August, we will offer Unity Mediation to the market and we have a long road ahead of us on making Unity Ads stronger. It will take everyone in this organization’s help to do it. Over the coming months we will learn more about ironSource – how to work together, collaborate, and bring users the best possible solution together after close.

Email to Top 20 Customers

Publish Date/Time: July 13, 2022, 4:00 AM PT/7:00 AM ET/2:00 PM IDT

Author: Ingrid Lestiyo

Audience: Top 20 Customers

Subject: Today’s News about Unity x ironSource

Body Copy:

Hello [NAME],

As a valued partner, I wanted to personally share some exciting news with you. Unity today announced that we’ve entered into a definitive agreement to merge with ironSource.

The deal will bring together Unity’s game engine and editor, Unity’s advertising and monetization solutions, and Unity Gaming Services (UGS) with ironSource’s app business and mediation platform.

This will give developers a seamless and interoperable way to create, grow, and monetize their content across its lifecycle. In the near term, and post-closing, ironSource’s best-in-class mediation platform will leverage the combined strength of Unity’s and ironSource’s powerful ad networks and tools, which will deliver increased reach and scale, and provide improved monetization capabilities to publishers, with an increased return on ad spend to advertisers.

Both platforms will continue to work independently as they do today. We will keep you informed of our progress, and once the deal closes, we will look at how to leverage the strengths of each company’s capabilities to deliver the best combination of value to our partners.

I am committed to continuing our valued partnership and furthering our continued success.

Sincerely yours,

Ingrid

[SIGNATURE]

Cautionary Statement Regarding Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. These statements are based on current expectations, estimates and projections about the industry and markets in which Unity Software Inc. (“Unity”) and ironSource Ltd. (“ironSource”) operate and management’s beliefs and assumptions as to the timing and outcome of future events, including the transactions described in this communication. While Unity’s and ironSource’s management believe the assumptions underlying the forward-looking statements are reasonable, such information is necessarily subject to uncertainties and may involve certain risks, many of which are difficult to predict and are beyond management’s control. These risks and uncertainties include, but are not limited to the expected timing and likelihood of completion of the proposed transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that may be instituted against the parties and others following announcement of the merger agreement; the inability to consummate the transaction due to the failure to obtain the requisite stockholder approvals or the failure to satisfy other conditions to completion of the transaction; risks that the proposed transaction disrupts current plans and operations of Unity and ironSource; the ability to recognize the anticipated benefits of the transaction, including anticipated synergies; the amount of the costs, fees, expenses and charges related to the transaction; Unity’s expected stock buyback occurring as planned or at all; and the other risks and important factors contained and identified in Unity’s and ironSource’s filings with the Securities and Exchange Committee (“SEC”), such as Unity’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and ironSource’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 and subsequent Current Reports on Form 6-K, any of which could cause actual results to differ materially from the forward-looking statements in this communication.

There can be no assurance that the proposed transaction will in fact be consummated. We caution investors not to unduly rely on any forward-looking statements. The forward-looking statements speak only as of the date of this press release. Neither Unity nor ironSource is under any duty to update any of these forward-looking statements after the date of this communication, nor to conform prior statements to actual results or revised expectations, and neither Unity nor ironSource intends to do so.

Important Information for Investors and Stockholders

In connection with the proposed transaction, Unity expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Unity and ironSource that also constitutes a prospectus of Unity, which joint proxy statement/prospectus will be mailed or otherwise disseminated to Unity’s and ironSource’s respective securityholders, as applicable, when it becomes available. Unity and ironSource also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and securityholders may obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Unity and ironSource with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by the companies will be available free of charge on their respective websites at www.unity.com and www.is.com.

Participants in Solicitation

Unity, ironSource and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Unity is set forth in its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on April 20, 2022. Information about the directors and executive officers of ironSource is set forth in its Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the SEC on March 30, 2022. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ironSource Ltd. NYSE:IS

M&A Call

Wednesday, July 13, 2022 1:00 PM GMT

COPYRIGHT © 2022 S&P Global Market Intelligence, a division of S&P Global Inc. All rights reserved spglobal.com/marketintelligence	1

Contents

Table of Contents

Call Participants	3

Presentation	4

Question and Answer	12

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IRONSOURCE LTD. M&A CALL - PRELIMINARY COPY | JUL 13, 2022

Call Participants

EXECUTIVES

Ingrid Lestiyo

Senior VP & GM of Unity Operate

Solutions

Unity Software Inc.

John S. Riccitiello

CEO, President & Executive

Chairman

Unity Software Inc.

Luis Felipe Visoso

Senior VP & CFO

Unity Software Inc.

Richard Hugh Davis

Vice President Investor Relations &

Strategy

Unity Software Inc.

Tomer Bar-Zeev

Co-Founder, Chairman & CEO

ironSource Ltd.

Unknown Executive

ANALYSTS

Franco Rafael Granda

Penaherrera

D.A. Davidson & Co., Research

Division

Jason Boisvert Bazinet

Citigroup Inc., Research Division

Matthew Andrew Cost

Morgan Stanley, Research Division

Unknown Analyst

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IRONSOURCE LTD. M&A CALL - PRELIMINARY COPY | JUL 13, 2022

Presentation

Unknown Executive

[ Richard Davis ], Vice President of Investor Relations, and I would want to announce that we have a merger announcement that we’re going to talk about today, Unity and ironSource. We’re very excited about it. First, I’ll start with the safe harbor and then roll into the more important interesting thing.

So I would like to remind participants that during this conference call, we will be making forward-looking statements, including statements about goals, business outlook, industry trends, market opportunities and expectations for future financial performance, all of which are subject to risks, uncertainties and assumptions. You can find more information about these risks and uncertainties in the Risk Factors section of our filings at sec.gov in the press release that we released this morning. Actual results may differ and would take no obligation to revise or update any forward-looking statements.

We will also be discussing non-GAAP financial measures today and reconciliations between our GAAP and non-GAAP financial results and a discussion of the limitations of non-GAAP financial measures can be found in our earnings release, which was issued earlier today and is available on our website under the Investor Relations tab in the appendix to this call’s slide deck.

Now with that, let me turn the call over to John.

John S. Riccitiello

CEO, President & Executive Chairman

Good morning, and thank you, everyone, for coming on to this call in short notice. We have some exciting news to share with you today, and we’ve signed a definitive agreement to combine with one of the industry’s best run and [ physician ] growth and monetization platforms out there, ironSource.

Now with me today, we have Tomer Bar-Zeev, the Founder and CEO of ironSource, Luis Visoso, our CFO. And for the Q&A part of the call. Joining us are Marc Whitten, SVP, Unity Create; Ingrid Lestiyo, SVP and GM of Operate business; and Omer Kaplan, the Co-Founder and CRO of ironSource. And we have a presentation to walk you through all of us in describing the transaction, and then we’ll open up for some questions.

Numbers-wise, Luis will go through the specifics of the combination, but also provide a guidance preview of an improving but lowered full year 2022 growth trajectory designed to proactively reflect our current assessment of macro trends product launch and competitive dynamics with our monetization business.

But with that, let’s get on to the transformative days. Start with a little bit of our shared vision. From our founding in Copenhagen in 2006 to today, Unity has had a single vision, our [ North Star ], and that is to help creators build amazing content in later to operate and grow their businesses in the app economy.

Half a world away in [ Tel Aviv ] in 2010, a team of engineers started a company whose mission is to help any app developer turn their app into a scalable, successful business. By combining massive and differentiated data at scale with an iterative design feedback loop, they took the mystery of how hard it is to predict driven game development business. That company is called ironSource. And we think it’s great that we can — when we combine Unity, we will have 2 major hubs, one in Copenhagen and one in [ Tel Aviv ] that are our foundation and just an hour apart in time zones.

That brings us to today and the reason we’re joining forces with ironSource. We have a huge, shared vision that we plan to unlock years before either of us might otherwise have gotten to this alone. This shared vision is predicated on a few simple thoughts.

First, we believe that the majority of the world’s content will be real-time 3D. We see evidence of this every day in our shared market. Second, we know that only a fraction of creators today find the economic success they’re looking for. And third, we are combining to realize a [ Krisvision ] years ahead of its time, where we combine creation and growth in a single platform to increase creator success. We will help creators fund success consistently based on science, not just intuition and luck. And through this, we expect to increase the success of our customers and thereby earn an increase in our pave way, first in games and in verticals beyond gaming.

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IRONSOURCE LTD. M&A CALL - PRELIMINARY COPY | JUL 13, 2022

We’ll talk you through each of these benefits later on this call, but let me summarize the key ideas we’d like you to take away from this discussion today. We tend to accelerate our path to becoming a leading end-to-end platform, combining creation and growth in a way that creates great value for our customers. Game companies and companies and industries beyond gaming will produce better content and enjoy superior user acquisition, [ way to gain ] customer success. We expect that this will propel their success and ours.

Second, we captured 3 specific synergies from combining our platforms, driving greater customer success and enabling the new Unity to deliver a $1 billion EBITDA run rate by the end of 2024.

And I think this may surprise some of you on this call. Our combined company will enjoy a roughly 50-50 revenue mix between our creation and growth technologies and services.

The next 2 slides outline our vision for the Unity platform. The first slide is a high-level visualization of our plan, and the next slide is a requisite LEGO block product topography. The third highlights the powerful vision we share.

Now as many of you may know, I joined Unity with 2 decades of experiencing and publishing games. I knew from experience that the traditional model employed by most game companies in the industry is a separated process with big silos. Traditionally, it works like this. You build your game, then there’s a prelaunch testing phase. And then the focus is on marketing and user acquisition.

At Unity, we were in the early stages of the evolution of the industry’s business model. And once we joined with joint forces with ironSource, we immediately improve upon and accelerate both companies’ progress.

But we are going after the biggest price, a unified creation and growth platform that leads to both better and more commercially successful content and games from our customers that will bring even more innovation and success for creators of real-time 3D content.

Let’s take this discussion one level deeper. We have a technical deep dive or we will have a technical deep dive on a future Analyst Day. But for now, I’d focus your attention on how the modules complement each other and complete the platform, connecting more [ rich fleet ] than creation and growth equation for our customers.

Look closely at this slide, and you’ll see why we believe this is a powerful combination. Unity’s strength and creation is entirely unique. We have a leading position in mobile gaming with the Unity engine gaming services. We also have strength in the other end of the capability spectrum and monetization and user acquisition. As you can see, ironSource brings critical key capabilities in the center of the capabilities map, pulling together and strengthening the entire platform. These connecting and complementary capabilities will deliver superior value to our customers.

At Unity, our ongoing goal is to provide a superset of functionality at a lower cost of ownership. If you do that, customers will pay you more. And in my experience, they’ll do it and grow. Or more succinctly, we intend to substantially increase our value to our customers to help them grow their businesses to be more successful. And through this, expect to increase our industry take rates.

This slide represents where we’re heading. It’s the bottom bar from 2 slides back of the evolution we’re driving towards shown on a flywheel. It depicts a highly integrated integration platform that helps creators in every step of the journey, from getting the core game up and running quickly to optimizing it for the largest number of users, devices and platforms.

Both Unity and ironSource could see this on the horizon. By combining forces, we pulled forward this vision by several years for the benefit of creators and save millions of dollars of spending on development.

Here’s a few key ideas. The work of creating content engaging users will be united in one iterative process. It will start with a piece of content, perhaps a single [indiscernible] for a mobile game that will be married with sophisticated tools for user acquisition creative testing to enable the creator and their growth experts to understand and learn from very early indications of user engagement and monetization and the cost to acquire a user and the LTV of that user. And based on this learning, they will iterate, change aspects of the content, the advertising and the user acquisition strategies.

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IRONSOURCE LTD. M&A CALL - PRELIMINARY COPY | JUL 13, 2022

As most experience [indiscernible] the future will be live experiences, made the content will change over time. The process will continue.

Our customers’ creation and growth teams will be in a continuous process of learning and improvement. The magic is the data informed iteration on the content to get to a higher engagement simultaneously with iteration on the UA approach, including ad [ contact ]. Together, Unity and ironSource will be able to bring unprecedented value to our customers. We’ll provide what every customer needs.

Let me illustrate this a bit for you. I remember the first time I saw Candy Crush. To me, and most everyone I spoke to felt have looked and felt a lot like other mask-free games. But Candy Crush orders of magnitude more successful in terms of user engagement and revenue. An inspired group of designers managed to develop enabled with better engagement and that made all the difference.

In the game industry, this is magic, the inspiration. Everyone thinks they have it, most don’t, and rarely do as a team find this success twice. I’ve been on the front lines of this process, launch and [ pray ] many times. Yes, do all you can to ensure you have an engaging game that has a rewarding early compulsion loop to encourage engagement.

There’s a reason the game industry is considering hit driven. It’s because hits consume a huge portion of the industry revenue. And they’re hard to predict, especially with new IPs.

Integrating the creation and growth sides of the business under one platform, where a developer can test the level or a whole game or a version with a different feature or compulsion of mechanic and test these with real consumers. This is a huge step towards turning the guesswork and magic and adding a big share of science.

The editor process has applications beyond gaming. You’ve heard us talk about our traction digital twins business and industries like automotive, [ AUC ] and retail. Each quarter, dozens of companies [ behind ] gaming start using Unity creation tools to build digital twins. We see a huge opportunity to bring our growth technologies to many of these customers. And in fact, we’re launching a digital twins platform to do just that at the end of this year.

But let me examine one industry to help illustrate our thinking. Luxury retail. We’re engaged now with some of the most important names in luxury goods. One ambition [ Mo ] shared is to have a digital twin virtual try on the homes of their target consumers. A luxury boutique where you can use millimeter accurate, millimeter accurate model of a customer’s body to virtually try on clothes, match shoots and purses to these outputs. This is likely a major partner of their future. They want not really they need to go direct, but they want to do it with their own brand and not through a mass merchant online.

We’re working with programs like these now. But like in the games industry, our luxury retail partners are going to learn that engagement in their digital boutique and their content can find high engagement or low, effective user acquisition or expensive, high conversion to purchase or low. There is a need here for the same inter process I described with games. Combining creation and growth is a big idea.

Now all right. I’ve been doing all the talking here. Let me turn the call over to the CEO of ironSource, Tomer, tell you a bit more about ironSource and give you his perspective on the fit and opportunities we see ahead. Tomer?

Tomer Bar-Zeev

Co-Founder, Chairman & CEO

Thank you, John, and hi, everyone. I won’t go through all of these numbers, but what I will say is there are a testament to the very hard work of our co-founders and amazing ironSource teams but succeeded in creating a fast-growing, profitable market leader. If I have to choose one reason why ironSource has been so successful, it’s a platform-based approach to the app economy and our success in executing on it.

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IRONSOURCE LTD. M&A CALL - PRELIMINARY COPY | JUL 13, 2022

The platform-based approach means constantly adding more solutions, more tools, more technologies to go deeper with providing value to developers. What we typically see is that customers will land on our platform using 1 or 2 solutions and expand to additional solutions over time. The reason that happens is because those solutions together are powering their increased business success. This is evident in our amazing dollar-based net expansion rate. And of course, our business model is aligned with our customers. So when they grow, we grow with them.

When thinking about the next big step, the key missing part in our platform offering is the creation part. This is why we’re so excited about this today because we believe that this combination is transformative, and it’s the dream platform for what the app economy really needs. With Unity, that vision is now complete, and I’m very excited to start executing on it together.

When we look at it, from the creators’ point of view, we are now able to provide them with literally everything they need to succeed. But the power of this combination is not just that we are offering every tool a creator needs to succeed, is that we’re putting them to work together with one another to better use — for better user experience and better businesses.

Creators will get data feedback from users interacting with our content from day 1. Let me give you an example. Our marketability testing tool allows creators to test product market fit of a game prototype and get feedback on whether that game is worth launching. Imagine that level of insight at every stage of the content life cycle. Creators will be able to constantly improve their content and in doing so, unlock business success.

In essence, we will be creating a flywheel in which data from growth drives improvement in creation, which in turn drives more business success for creators.

I’m excited about this because we’ll be empowering more creators to be more successful with our platform. Back to you, John.

John S. Riccitiello

CEO, President & Executive Chairman

Thanks, Tomer. We have long said that our goal is to be a full stock product and services company that is in it together with our creators through their product life cycle and journey. ironSource brings a lot more than just a well-executing ad network. When we look at the combined business, we see a business that is far more balanced between creation and growth than some might understand.

What we’re showing you here is our expectation that we’ll be evenly balanced between revenues with more associated with the creation side of the equation and revenues and activities we associate with user acquisition and growth. To put a fine point on it, while we see ourselves as one fully integrated platform in the future, we expect to be balanced in our revenue streams between creation and growth. And longer term, with the accelerated growth we’re seeing in digital twins could be greater than 50% on [ creation ] revenues.

I had a message that Zoom here, sorry about that.

I think this balance is important. Our customers, our creators and business people. We serve them both successfully. The key point here is that our combination will bring great balance in our business model, and that’s important for our customers and financial profile.

Now that you know our shared vision, I’d like to turn now to 3 very specific synergies that will enable greater customer success and for the new unity to get to a $1 billion EBITDA run rate in 2024.

But before I do that, I want to speak to a subject in which many of us here have strong conviction. I do certainly. The long-term durability of the ads and monetization business in gaming. I know many of you are worried about the macro outlook for the ads business. And in fact, it seems that not a day goes by when we don’t see a report or an expert transcript announcing the end of digital ads.

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IRONSOURCE LTD. M&A CALL - PRELIMINARY COPY | JUL 13, 2022

Here’s where experience and data gives us an advantage. We see the data, not just at a macro level, but at a granular, daily or even hourly basis. Is engagement slowing? Yes. In fact, we reported about 3 months ago with our gaming reward 2022. COVID sent people home and they played games for entertainment. But we also have data showing that engagement is sustained much elevated versus pre-COVID periods. I’ve also been in the game industry for a long time, and I know that once people discover gaming, they stick around.

Now ads are an essential part of almost all content monetization. It’s not going away. It’s the way that brands connect to the consumers, whether they’re buying a Tide detergent or [ Ford F1 150 ] or $1 app purchase. Even Netflix is considering an ad-based offering.

In mobile games, depending on which study you look at, approximately 3% to 5% paid via app purchases. That statistic means that performance ads are central to the gaming ecosystem. This is a business that historically has grown through good times and bad, and in our opinion, digitalized game advertising, while not recession proof will be far less impacted by recession cycles. The one that may be on the horizon with a one after that.

And there are a few reasons for that. Unlike with TV, in-game ads are a positive. Creators build their compulsion groups around ads as players can earn the items they want by engaging an ad. In fact, [ gamers’ ] report, they actually like us and data shows that in-game advertising increases player engagement. This ought to be the envy of every other ad-driven content sector.

Meanwhile, monetization is a great business. Look no further than ironSource, you’ll see what I mean. This is a business with high growth in operating margins. We know this market. We see a rare opportunity at this time to unlock value. First, for our customers by making our platform more complete and then for our combined company and shareholders.

But before we get there, let’s dig a little bit deeper into the synergies I mentioned earlier. I want to speak directly to 3 very near-term synergies we expect to realize shortly after closing. First, modernization is a business where data and scale matter. When you have more data, you deliver better results for customers and since monetization is a shared gain, revenue share business model where our customers win, we win.

Second is mediation. I will speak to this in a moment. But gaining direct access to ironSource’s industry-leading level play mediation platform will add immediately to our combined strength. This is an instance where when you run more data across the same tool, the same tool set, we generate better customer outcomes from a full stack solution that works seamlessly.

And third is supersonic. This is an amazing business. In fact, ironSource deserves a big hat tip for executing so well in this business model. This is an example of ironSource’s drive and innovation. They’ve solved a huge problem for long tail developers and generated great returns for their shareholders in the process. And as I will explain in a moment, there is immediate synergy resulting from integrating supersonic into the Unity engine.

Let’s take these one at a time. In this shifting world, data matters. We don’t collect nor do we want sensitive personal information. We don’t need to know the name of your best friend. We just want to know who is more or less likely to download a game or make a purchase. That requires understanding not just millions, but billions of mostly contextual data points.

Success in monetization depends on data. And the combination of Unity and ironSource makes for our data advantage both in scale and the diversity of data types. Finding those 3% to 5% of mobile gamers who make an app purchase isn’t easy. And in fact, it’s a bit of an arms race to see how marketers could succeed within the confines of shifting rules that walled garden platforms enact.

The fact that it’s not just the amount of data that you have, your customers benefit, we have more diverse sources of data. Diversity makes our data more robust and it can improve customer return on ad spend. By combining forces with ironSource, we will improve the breadth and depth of our data. We expect our return on ad spend to improve and that benefit will accrue to our customers and then to us.

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IRONSOURCE LTD. M&A CALL - PRELIMINARY COPY | JUL 13, 2022

Mediation. Okay. So this should surprise no one. Unity needs a leading mediation solution. Mediation is an important component of a seamless, full-stack monetization solution. And it’s not just our opinion, market statistics support the assertion that ironSource’s level play mediation solution is an important successful and growing business.

Mediation is important. LevelPlay has a strong position in the space. This is a gap we need to fill and we can do — We can now do that at a much better scale and speed. And adding Unity’s strength in demand and data will help make LevelPlay that much stronger.

Finally, we see a big synergy in bringing supersonic to Unity creators. Let’s remind ourselves of what Supersonic does. They serve long-tail mobile game developers. These developers are often long on creativity, but short on money and sophistication for user acquisition and engagement management. Supersonic solves this problem for them by managing and paying for user acquisition and then providing these developers with sophisticated data and dashboards to help them improve the engagement of their games. This is an amazing positive ecosystem, enabling the success of smaller developers. And remember, in gaming, the small developer today can become tomorrow’s global giant.

Back to that story about Candy Crush. When I first saw the game, [ King ] was a very small developer. The synergy here is simple and obvious. Supersonic has a great solution for Unity developers, especially the long tail. These same solutions in part could also be helpful to game publishers. The challenge is finding these customers and getting them on the Supersonic tools most of the developers are using Unity to create games. And they worry and fret about how they’re going to get the money and sophistication to build their business. We can introduce Supersonic to precisely the right creators at the right time, driving success for more creators and better outcomes for our shareholders. This one is chocolate and peanut butter.

Now let me turn this back to Tomer to share some thoughts on the combination and address the shareholders.

Tomer Bar-Zeev

Co-Founder, Chairman & CEO

Thank you, John. We’re very excited about the future with Unity. Firstly, because of the shared vision, you heard from both John and I in this presentation. We believe this combination is transformational and position us to lead our category and beyond by providing real differentiated value to customers, both short and long term.

Joining forces sets us to unleash the full power and potential of Unity Create business to drive more successful creation and creators in the app economy and beyond. This provides an unparalleled opportunity for ironSource stakeholders to participate in this journey.

The all-stock transaction value, ironSource had approximately $4.4 billion, representing a 74% premium to the 30-day average exchange ratio. By owning slightly more than 1/4 of the combined entity, ironSource investors will be able to benefit from the opportunity of a significant financial upside ahead.

Because we are taking full equity, the ironSource founders, management and board are fully aligned and bought into the potential of this combination. We have a full conviction in the short vision ahead in taking an active leading role in executing on it. And we think this will drive amazing benefits for customers, employees and shareholders too.

John S. Riccitiello

CEO, President & Executive Chairman

Thanks, Tomer. So thanks for sticking with us as we discuss the highlights of the combination of Unity and ironSource. Before I turn this over to Luis and to go into the transaction in more detail, I want to remind people the highlights.

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IRONSOURCE LTD. M&A CALL - PRELIMINARY COPY | JUL 13, 2022

First, we have a shared vision to combine creation and growth in a single platform that will result in better games, more successful user acquisition and engagement and more success for our customers and a much increased take rate for us. Second, we see 3 clear near-term and durable synergies around data scale, mediation and supersonic that are expected to drive greater customer success and as a result, enable us to achieve an adjusted EBITDA run rate of $1 billion by the end of 2024. Third, the combination of Unity and ironSource creates a company with revenues and businesses where the models are in balance.

With that, I will turn the call over to Luis.

Luis Felipe Visoso

Senior VP & CFO

Thank you, John. I will start by explaining the key financial terms of the transaction. This is an all-stock deal that values ironSource at $4.4 billion which represents a 74% premium to the 30-day average exchange ratio. Once closed, Unity shareholders will own approximately 73.5% of the new company. And ironSource shareholders will on the balance 26.5%, which reflects an exchange ratio of 0.1089 Unity shares for each ironSource share.

The Board of Directors for the new company will include 3 directors from ironSource. One of the 3 directors will be Tomer and the other 2 will be named at a later date. In addition, key members of ironSource management team will assume leadership roles in the new company. The skills and capabilities from the combined team will enable us to offer creators the unique and unified platform that John described a few minutes ago, unlocking a more profitable business and enabling us to continue to fund even more innovation while building shareholder value.

[ Tel Aviv ] will become a new hub for Unity. We see [ Tel Aviv ] as a key location for our operations for the foreseeable future and an important source of talent for our company. This is where ironSource was founded and it is home to for over 850 employees that we look forward to welcoming at Unity upon closing.

The merger is subject to customary regulatory approval and other conditions and is subject to shareholder votes at ironSource and Unity. We expect to close the transaction in the fourth quarter of 2022. There is a lot of provision and mutual termination fee equivalent to 3% of the transaction equity value.

Unity and ironSource will each independently announce second quarter results in a few weeks. For now, I will say that ironSource reaffirmed its second quarter and full year guidance as provided during its first quarter earnings call. Unity expects its second quarter financial results to be slightly higher than the top end of the guidance range as Unity’s Create business continues to perform strongly. And the company’s engineering and [ TDA ] interventions in Operate are resulting in improved performance.

And while the company expects ongoing strong performance in Create and continued progress in Operate, Unity is adjusting its full year revenue guidance from $13.50 to $14.25 to $130 million to $150 million to reflect our current assessment of macro trends, product launch and competitive dynamics with our monetization business. We will discuss our full results and guidance in detail in a few weeks during the second quarter earnings call.

This combination — I want to go back to the combination. This combination transforms Unity’s financial profile as of day 1 after closing into a highly profitable and cash flow positive company. John and Tomer shared how combining the 2 companies generate significant synergies. They discussed 3 buckets.

First, more data from more diverse sources; second, a best-in-class mediation engine in LevelPlay; and third, Supersonic, a game launch optimization engine. In addition, we expect the combined company to unlock significant cost synergies that will start in the first year and scale over time.

We anticipate over $300 million in annual EBITDA synergies by year 3, and we expect a $1 billion in adjusted EBITDA run rate at the end of 2024, which will continue to expand thereafter.

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IRONSOURCE LTD. M&A CALL - PRELIMINARY COPY | JUL 13, 2022

Silver Lake and Sequoia, the 2 largest Unity shareholders are investing another $1 billion in Unity, demonstrating their belief in the value creation potential. Specifically, we have entered into an agreement with Silver Lake and Sequoia to issue $1 billion in privately placed convertible notes to be issued contingent upon closing the acquisition. These convertible notes will have a maturity of 5 years, a 2% coupon and a conversion price of $48.89 per share. This investment underscores the long-term commitment from some of our largest existing shareholders, and their strong belief in the opportunity ahead for Unity.

Last, in connection with this transaction, the Unity Board of Directors also authorized a 24-month share buyback program of up to $2.5 billion effective upon closing of the merger, which reduces dilution cost by the transaction. As mentioned before, with this transaction, Unity will be free cash flow positive as of day 1 after closing.

Net — we’re very excited about the steps we’re taking to offer a fully integrated platform that helps creators in every step of their real-time 3D journey. And the value that Unity and ironSource can create together for creators and shareholders.

With that, let me turn the call back to Richard for the Q&A session.

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IRONSOURCE LTD. M&A CALL - PRELIMINARY COPY | JUL 13, 2022

Question and Answer

Richard Hugh Davis

Vice President Investor Relations & Strategy

Great. Thank you very much. So we have several people that you’ve just heard talk as well as other management from both ironSource and Unity to answer any questions you have for the next 15 minutes or so. So if you’re a panelist, I think we’ll promote you, [ Kenneth or Thomas ] and then whoever it is, can ask a question.

Luis Felipe Visoso

Senior VP & CFO

Is the mic open?

Richard Hugh Davis

Vice President Investor Relations & Strategy

Not there we go. Yes. There is Martin.

Unknown Analyst

Richard, can you hear us?

Richard Hugh Davis

Vice President Investor Relations & Strategy

Yes.

Unknown Analyst

Great. My question is — my question is on Supersonic. I think the product is known for publishing games in hyper-casual and games are monetized only through in-app advertising. So is the integration of Supersonic to Unity open source for more variety of games as well as maybe expansion to larger developers for that tool?

Tomer Bar-Zeev

Co-Founder, Chairman & CEO

Sure. Hi, Martin, good to hear from you. The idea with Supersonic — Supersonic is a software solution that is basically optimizing, productizing and automizing, publishing. It enables a further full of [indiscernible], right, of content creation for the long tail of the category. So if you’re a small indie developer, what this combination will do is Supersonic and some other marketability tools will enable all different type of game developers. You have a lot of insights that will help them better create games.

So imagine a situation where you’re starting to develop a game. And thanks to Supersonic and other tools that we’ll have, from day 1, you’ll be able to know if you’re spending your time developing the right game. The game that has the highest chances of launching and if so, to be profitable at scale. So I think it would be fair to say that Supersonic is the platform of choice for hypercasual developers, but by all means, not just. And we plan to make it deeply integrated into the game engine so that we provide all these insights for the game developers as early as the first day of their initial effort to start developing games.

John S. Riccitiello

CEO, President & Executive Chairman

To build on Tomer’s answer, in the early narrative I was talking about luxury goods, that’s the same idea. We think this has application to a much broader array of gaming built off the Unity engine and also in our fast-growing digital twins business.

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IRONSOURCE LTD. M&A CALL - PRELIMINARY COPY | JUL 13, 2022

These are sectors and industries, companies really, that have very little experience in that iterative process. And I think absent tools like this, a lot of them are going to make beautiful things that don’t work for their customers, and we can solve for that.

Richard Hugh Davis

Vice President Investor Relations & Strategy

Matt, let’s see your virtual hand up. Matt Cost?

Tomer Bar-Zeev

Co-Founder, Chairman & CEO

Did you open his line, Richard?

Richard Hugh Davis

Vice President Investor Relations & Strategy

It should be open. Kenneth, it’s open, right? And Thomas?

John S. Riccitiello

CEO, President & Executive Chairman

Yes. Let’s move on to the next person.

Richard Hugh Davis

Vice President Investor Relations & Strategy

[ Clark Blanton ] at BTIG.

Unknown Analyst

Can you hear me?

Richard Hugh Davis

Vice President Investor Relations & Strategy

Yes.

Unknown Analyst

Okay. So I have just one quick one on competitive dynamics. And just I’d like to understand, I guess, from Tomer and from John, and I guess whoever else wants to chime in, how you think competitive dynamics, I guess, in sort of the monetization services market more broadly for the end customer is going to change. I understand that you guys see yourselves as a one-stop shop for sort of optimizing launch and sort of growing games over time. So from a performance standpoint, how is sort of the genesis of [ Sonic ] and Unity ads over time going to improve end customer performance? Or what is the goal, I guess, on the monetization side for combining these operations and hopefully driving something that’s greater than, I guess, just to resect of some of the parts.

John S. Riccitiello

CEO, President & Executive Chairman

I’ll take the beginning of that and others can join in. Just if you think about the competitive landscape, which is what you started with, there’s a number of players in the market. Obviously, Google is one. Facebook is another. There are other more specifically targeted smaller players in the modernization and ads business, and we compete with them.

What we’re really doing here, I think, is a couple of things. One is the straight addition of data getting to greater scale and then the tools additions that I described earlier in today’s presentation will enable us to yield much better outcomes for our customers and we can grow through that.

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IRONSOURCE LTD. M&A CALL - PRELIMINARY COPY | JUL 13, 2022

Supersonic is a separate thesis. And that thesis is there is a huge portion of this industry that doesn’t find it easy to engage with any of these companies, from Google to Facebook to us to others, because they don’t have the resources and the sophistication to use these tools out of the box in order — they have the dollar resources to engage either.

And so here, we believe we can provide at much greater scale, access to actually building a great business. Now there’s a lot more going on in competitive dynamics. And both like Omar and Ingrid or Tomer may want to add to that.

Ingrid Lestiyo

Senior VP & GM of Unity Operate Solutions

Building on John. To stay on the ad market, as John mentioned, is highly dynamic, and we must continue to innovate to stay at the forefront of the market. With ironSource, we have an opportunity to significantly accelerate our road map to immediately deliver value through better performance for our customers. This deal really brings together Unity ads and the rest of Unity gaming services offerings with ironSource’s best in class mediation and publishing platform giving our developers a seamless and interoperable way to grow and monetize their business and make informed decisions to run a robust and profitable business.

Richard Hugh Davis

Vice President Investor Relations & Strategy

All right. And Matt, did you want to talk again or not?

Matthew Andrew Cost

Morgan Stanley, Research Division

I wanted to talk the first time, but I was unable to do that due to my technology issues.

So 2, if I could. So I guess thinking about the way that you’re going to combine or run the combined entity, are you planning to run products that historically competed with each other separately or merge them into one combined product and then sort of realize synergies that way? Or is the $300 million synergy over the next couple of years? Is that really more of a revenue synergy than a cost synergy?

And then just thinking about the full year guidance for Unity, so 2Q is going to come in ahead of where you expected to be previously. The full year, you’re taking down a little bit. You mentioned a couple of different factors from macro to kind of product pipeline. But I guess what has changed from when you reported the quarter until now that’s causing you to take down the full year?

Luis Felipe Visoso

Senior VP & CFO

Yes. I mean, maybe...

John S. Riccitiello

CEO, President & Executive Chairman

Luis, is that you? Yes.

Luis Felipe Visoso

Senior VP & CFO

Do you want me to start, John? Or do you want to take that?

John S. Riccitiello

CEO, President & Executive Chairman

I might start with the highest level thesis, which is, first off, we’re just some completely separate and [ autonomous ] has advantages that don’t require any merger, both of us using and getting the advantage of the level play mediation platform, combining data, that will be a huge and positive one.

As we move forward, we expect a combination of revenue and cost synergies. And as an expected anything like that. In terms of the exact specifics around how we merge teams, that’s something we’re going to work on between now and close and have a — we’ll share more with that in future calls.

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IRONSOURCE LTD. M&A CALL - PRELIMINARY COPY | JUL 13, 2022

Luis Felipe Visoso

Senior VP & CFO

Yes. The other pieces of your question, Matt. The synergies we talked about, the $300 million. We haven’t broken out publicly between revenue synergies and cost synergies. So we’ll do that, but we’ll do that later. We think we’ll do that broadly after closing, right? That’s one of our first calls would provide you more details and we’ll provide you more visibility on how that’s going to happen.

First, of the reduction in our guidance, I don’t want this to be an earnings call, so I won’t go to deep. But yes, the reasons we mentioned, it’s really a combination of macro trends, when we’re launching our products, the competitive dynamics that we’re seeing, and it’s 100% driven by our monetization business. So that’s the answer to that, Matt, without getting into an earnings call here.

John S. Riccitiello

CEO, President & Executive Chairman

Pointing out, though, as part of that, that the engineering and data issues we discussed on our last earnings call, the monetization team is addressed and those are fixed and data is replenishing. And so that was a very positive achievement last quarter.

Jason?

Jason Boisvert Bazinet

Citigroup Inc., Research Division

I just had one quick question. As we sort of smash these 2 companies together in a pro forma model, are there anything that we should be aware of in terms of major accounting differences between the 2 companies? I was sort of thinking of the gross versus net revenue recognition for some of the items? Just any sort of help there.

Luis Felipe Visoso

Senior VP & CFO

Yes. I mean, Jason, we’ve done significant diligence and without getting into too much details, no, there are no significant differences. Maybe a little bit on stock-based compensation recognition but really minor, minor. We both follow U.S. GAAP, and our accounting is very similar.

Richard Hugh Davis

Vice President Investor Relations & Strategy

Franco?

Franco Rafael Granda Penaherrera

D.A. Davidson & Co., Research Division

I have a question really on product integration. I think everyone’s been talking about how you plan to integrate LevelPlay into your platform. But I think some other components are also worth asking such as the Luna creatives and obviously, the [ Vedala ] products from ironSource.

So I guess, would you be including those within Unity engine for your developer studies?

Unknown Executive

Maybe I’ll start with that. Yes, so the offering that Luna were calling the combination of [indiscernible] and that’s basically a marketing software for developers that can manage all of their creative automation and all of their user acquisition on all channels from that software. And it’s also an area of rate synergy because if you connect that capabilities to a developer at an every phase and you allow them seamlessly to manage all of their marketing more effectively on all channels, it’s also a great area of synergies, which will, of course, we plan to post closing on what’s the best way to combine and unlock the synergy.

Richard Hugh Davis

Vice President Investor Relations & Strategy

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IRONSOURCE LTD. M&A CALL - PRELIMINARY COPY | JUL 13, 2022

Great. We probably have time for one more question. We’ve got one question on e-mail because we need to get people on as well. And it was just more about kind of talking about the product road map on mediation and stuff like that in terms of like what we have, how we’re going to think about kind of growing the product road map, especially with that LEGO block slide that we had. So if we have any color on that, that would be great.

John S. Riccitiello

CEO, President & Executive Chairman

Yes, I think we — that’s probably color will provide product road map more detail later, but obviously, doing all the logical things to achieve the growth ambitions we have.

So Richard, why don’t we wrap?

Richard Hugh Davis

Vice President Investor Relations & Strategy

Perfect. Thank you so much. We appreciate all of your interest and support, and we’ll talk to you on our regularly scheduled earnings call in a few weeks. Thank you.

Tomer Bar-Zeev

Co-Founder, Chairman & CEO

Thanks.

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IRONSOURCE LTD. M&A CALL - PRELIMINARY COPY | JUL 13, 2022

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